SEC FILE NUMBER
000-23590
CUSIP NUMBER
76155G206

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Revolution Lighting Technologies, Inc.

Full Name of Registrant

Former Name if Applicable

177 Broad Street

Address of Principal Executive Office (Street and Number)

Stamford, Connecticut 06901

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Revolution Lighting Technologies, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “2018 Form 10-K”) within the prescribed time period for the following reasons.

As previously announced on October 19, 2018, the Company is cooperating with an ongoing investigation by the Securities and Exchange Commission (the “Commission”). The investigation relates in part to the manner in which the Company recognized revenue on “bill and hold” transactions. Beginning in 2014, the Company used bill and hold revenue accounting principally for certain contracts in its Multi-family division between its Value Lighting subsidiary and its customers. Upon satisfaction of specific requirements imposed by accounting principles and interpretations of the SEC staff, bill and hold revenue accounting permits a company to record revenue on products segregated for delivery within its own warehouse. Absent satisfaction of these requirements, revenue recognition generally should await delivery of products to customers.

The Company’s Audit Committee also is conducting a review to assess the accuracy of the Company’s previously filed financial statements, the focus of which is to review the extent to which the Company incorrectly recognized revenue with respect to bill and hold transactions from 2014 until the second quarter of fiscal 2018, and whether the Company’s accounting for those transactions led to material errors in its financial statements. As previously disclosed in the Company’s Form 8-K filed on December 11, 2018, the Company’s Audit Committee has concluded that, as a result of the information obtained in connection with the ongoing review, the Company’s consolidated financial statements as of and for June 30, 2018, as well as for several prior fiscal periods should no longer be relied upon.

While the Audit Committee review is ongoing, the Company will not be able to provide the financial statements required to be included in the 2018 Form 10-K. The Company intends to file the 2018 Form 10-K as soon as practicable after the Audit Committee’s review is complete. Although the Company cannot estimate when the Audit Committee will complete its review, it is working diligently to do so.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James A. DePalma	(203)	504-1111
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☐  Yes    ☒  No

The Company has not filed its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects its revenue during the fiscal quarter and fiscal year ended December 31, 2018 to be significantly lower than its revenue from the fiscal quarter and fiscal year ended December 31, 2017. However, because the Company’s consolidated financial statements as of and for June 30, 2018, as well as for several prior fiscal periods should no longer be relied upon and the Audit Committee’s review is ongoing, the Company cannot at this time provide a reasonable estimate of the changes in its results of operations between the periods of the 2018 fiscal year and the corresponding periods of the 2017 fiscal year.

The Company’s preliminary estimates for revenue during the fiscal quarter and fiscal year ended December 31, 2018 are approximately $29 million and $132 million, respectively. These estimates are based on the Company’s review of the unaudited results from the periods. The revenue figures above do not reflect any adjustments from the Company’s ongoing Audit Committee review.

In the fiscal quarter ended December 31, 2018 the Company also expects to record primarily noncash charges of approximately $26 million related to its ongoing restructuring and inventory and a noncash charge of approximately $26 million related to a reduction of the carrying value of its goodwill.

If the Company determines to restate its previously filed financial statements, the preliminary revenue estimates for the fiscal quarter and year ended December 31, 2018 will change. In the Company’s October 19, 2018 press release and in its Form 12b-25 filed with the Commission on November 13, 2018, the Company provided an estimate of the impact on prior annual periods if it had recognized revenue based on shipment of products to customers rather than using bill and hold revenue accounting. At this time, the Company is unable to provide an updated estimate of the impact of any restatement. The revenue, restructuring charge and impairment charge estimates provided above are subject to revision based on the outcome of the review of the Company’s financial statements as described above. The Company’s final results may differ materially from these estimates and previously reported results.

Forward-looking statements

Except for statements of historical fact, the matters discussed herein are “forward-looking statements” within the meaning of the applicable securities laws and regulations. The words “estimates”, “expects,” “believes” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements, including statements regarding the possible impact of the Audit Committee’s review on the Company’s previously reported financial statements, the Company’s estimated revenue and the charges relating to the restructuring and the Company’s goodwill, involve risks and uncertainties that may cause actual results to differ materially from those stated here. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the risk that additional information may arise in the process of completing the Audit Committee’s review or in a review or audit of any revised financial statements that would require the Company to make additional or different adjustments, the time, effort and expense required to complete any restatement of the Company’s financial statements, the timing and cost of the restructuring, the Company’s ability to successfully implement and manage the restructuring and the other risks described more fully in the Company’s filings with the SEC. Forward-looking statements reflect the views of the Company’s management as of the date hereof. The Company does not undertake to revise these statements to reflect subsequent developments.

Revolution Lighting Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 27, 2019	By	/s/ James A. DePalma
		Name:	James A. DePalma
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).